                                                                           Exhibit 99.2

                                                                         EXECUTION COPY

                                 SETTLEMENT AGREEMENT
                                 --------------------

               This Settlement Agreement (the "Settlement Agreement") is made as of this 1st day of November 2002, by and among, Kerzner International Limited, a corporation organized under the laws of the Bahamas ("Kerzner," as that term is fully defined in Section 1 herein) (formerly known as Sun International Hotels Limited
("SIHL")), Kersaf Investments Limited, a company incorporated under the laws of the
Republic of South Africa ("Kersaf"), Royale Resorts Holdings Limited, a company incorporated under the laws of Bermuda ("RRHL"), Sun International Management
Limited, a company incorporated under the laws of Switzerland ("SIMLA" and together with Kersaf and RRHL the "Kersaf Entities," as that term is fully defined in
Section 1 herein), World Leisure Group Limited, a company incorporated under the laws of the British Virgin Islands ("WLG," as that term is fully defined in Section 1 herein), Caledonia Investments PLC, a company incorporated under the laws of England
("Caledonia," as that term is fully defined in Section 1 herein), Mangalitsa Limited, a company incorporated under the laws of The Bahamas ("Mangalitsa," as that term is fully defined in Section 1 herein) and Cement Merchants SA, a company incorporated under the laws of Panama ("CMS," as that term is fully defined in Section 1 herein).

               WHEREAS, Kerzner and the Kersaf Entities wish to resolve all outstanding issues pertaining to any monies owing from SIMLA to Kerzner and/or any of its Affiliates, including pursuant to Section 5.1(b) of the Omnibus Agreement (as defined herein) (the "SIMLA Contribution"), the payment of which, SIMLA believes, constitutes an onerous contract to SIMLA; and

               WHEREAS, SIMLA also wishes to purchase from Kerzner and/or any of its
Affiliates all interests Kerzner and/or any of its Affiliates own in the venture referred to below as the Egypt Project, including pursuant to Sections 4.2 through
4.9 inclusive of the Omnibus Agreement; and

               WHEREAS, an action was brought by SIHL against the Kersaf Entities in the Supreme Court of the State of New York, New York County (the "Court"), entitled
Sun International Hotels Ltd. v. Kersaf Investments Ltd., et al., Index No. 604963/01
(N.Y. Sup. Ct. 2001) (the "Action"); and

               WHEREAS, the Kersaf Entities deny all allegations that have been asserted against them in the Action; and

               WHEREAS, Kerzner and the Kersaf Entities now wish to terminate the
Action and to settle forever all claims asserted in the Action;

               NOW, THEREFORE, Kerzner, the Kersaf Entities, WLG, Caledonia,
Mangalitsa and CMS agree as follows:

               1. Definitions.  As used herein, the following terms shall have the following
                  -----------
meanings:

                    (a) "Affiliate" shall mean, with respect to any specified Person, any other Person controlling, controlled by or under direct or indirect common control with such specified Person; provided, however, as to any specified Person that is a party to
                       --------  -------
this Settlement Agreement the term "Affiliate" shall exclude any other party to this
Settlement Agreement.  For the purposes of this Settlement Agreement, "control," when used with respect to any specified Person, shall mean, as determined with respect to each Person pursuant to the laws of the jurisdiction where such Person is organized, the power to direct the management and policies of such Person, directly or indirectly, whether through ownership of voting securities, by contract or otherwise;
and the terms "controlling" and "controlled" shall have meanings correlative to the foregoing.

                    (b) "Caledonia" shall mean Caledonia Investments PLC and its predecessors, successors, assigns and Affiliates together with their respective past, current or future officers, directors, employees and agents.

                    (c) "CMS" shall mean Cement Merchants SA and its predecessors, successors, assigns and Affiliates together with their respective past, current or future officers, directors, employees and agents.

                    (d) "Controlled Affiliate" shall mean with respect to any Person, any
Affiliate thereof which is controlled by such Person.

                    (e) "Egypt Project" shall have the same meaning set forth in Section 1.1 of the Omnibus Agreement.

                    (f) "Existing Agreements" shall mean the SIIL Agreement, the SIHL Agreement and the Rosegrove Agreement, each as defined in the Omnibus Agreement, and the
Shareholders' Agreement, dated 11 October 1993, by and among, RRHL, Sun Hotels
Limited, a company incorporated under the laws of Bermuda, WLG, SIMLA and Solomon
Kerzner (the "SIMLA Shareholders' Agreement").

                    (g) "July 3, 2001 Agreements" shall mean the Registration Rights and
Governance Agreement, Omnibus Agreement, Supplemental Agreement to the Original Shareholders'
Agreement and to the Rosegrove Shareholders' Agreement, Irrevocable Proxy Agreement,
Trade Name and Trademark Agreement, Nine Percent (9%) Promissory Note, Stock Pledge
Agreement, Power of Attorney, and Stock Power, entered into by the parties, among others, as of July 3, 2001, each as modified, amended or supplemented.

                    (h) "Kersaf Entities" shall mean Kersaf Investments Limited, Royale
Resorts Holdings Limited and Sun International Management Limited and their predecessors, successors, assigns and Affiliates together with their respective past, current or future officers, directors, employees and agents; however, excluding for the
                                                  -------
avoidance of doubt, CMS.

                    (i) "Kersaf's Properties" shall mean the hotel, resort or casino properties developed, owned or managed by any of the Kersaf Entities, including, but not limited to, the Sun City resort in South Africa.

                    (j) "Kerzner" shall mean Kerzner International Limited and its predecessors, successors, assigns and Affiliates together with their respective past, current or future officers, directors, employees and agents.

                    (k) "Kerzner's Properties" shall mean the hotel, resort or casino properties developed, owned or managed by Kerzner, including, but not limited to, the
Atlantis Resort and Casino, the Mohegan Sun Resort and Casino, and Sun Resorts' properties in
Mauritius.

                    (l) "Mangalitsa" shall mean Mangalitsa Limited and its predecessors, successors, assigns and Affiliates together with their respective past, current or future officers, directors, employees and agents.

                    (m) "Minimum Year One Sale" shall have the same meaning set forth in
Section 4.2(a) of the Registration Rights and Governance Agreement.

                    (n) "Minimum Year One Sale Closing Date" shall mean the date on which the offering contemplated by the underwriting agreement to be entered into in connection with of the Minimum Year One Sale has closed.

                    (o) "9% Note" shall mean that certain Nine Percent (9%) Promissory Note, dated July 3, 2001, executed by RRHL.

                    (p) "Note" shall have the meaning set forth in Section 3 herein.

                    (q) "Omnibus Agreement" shall mean that certain Omnibus Agreement, dated as of July 3, 2001, as amended and supplemented, by and among SIHL, Sun International
Investments Limited, a company organized under the laws of the British Virgin Islands
("SIIL"), WLG, Kersaf, Caledonia, Rosegrove Limited, a company incorporated under the laws of the British Virgin Islands ("Rosegrove"), RRHL, Mangalitsa, CMS, Sun International Inc., a
company incorporated under the laws of the Republic of Panama ("SINC"), Sun Hotels
International, a company incorporated under the laws of England, Royale Resorts International
Limited, a company incorporated under the laws of Bermuda, Sun Hotels Limited, a company incorporated under the laws of Bermuda, World Leisure Investments Limited, a company incorporated under the laws of Bermuda, Hog Island Holdings Limited, a company incorporated under the laws of Bermuda, Solomon Kerzner, Peter Buckley, Derek Aubrey Hawton, Sun
International Management Limited, a company incorporated under the laws of the British Virgin
Islands, Sun International Management (UK) Limited, a company incorporated under the laws of
England, and SIMLA.

                    (r) "Person" shall have the same meaning set forth in Section 1.1 of the
Omnibus Agreement.

                    (s) "Power of Attorney" shall mean that certain Power of Attorney, executed as of July 3, 2001, by Kersaf.

                    (t) "Registration Rights and Governance Agreement" shall mean that certain Registration Rights and Governance Agreement, dated as of July 3, 2001, as amended and supplemented, by and among, SIHL, SIIL, WLG, Kersaf, Caledonia, Mangalitsa, CMS,
Rosegrove RRHL and SINC.

                    (u) "Stock Pledge" shall mean that certain Stock Pledge Agreement, dated as of July 3, 2001, between RRHL and SIHL.

                    (v) "Stock Power" shall mean that certain Stock Power, executed as of
July 3, 2001, by SINC.

                    (w) "Trade Name and Trademark Agreement" shall mean that certain Trade
Name and Trademark Agreement, dated as of July 3, 2001, by and among SIHL, SIIL, WLG and
SIMLA.

                    (x) "WLG" shall mean World Leisure Group Limited and its predecessors, successors, assigns and Affiliates together with their respective past, current or future officers, directors, employees and agents.

               2.  Closing.  The closing of this Settlement Agreement (the "Closing") shall take
                   -------
place at the offices of Paul, Weiss, Rifkind, Wharton & Garrison, 1285 Avenue of the
Americas, New York, New York 10019, on the earlier of the Minimum Year One Sale
Closing Date or December 2, 2002.

               3.  Closing Payment.  If the Minimum Year One Sale Closing Date occurs on or prior
                   ---------------
to December 2, 2002, at the Closing the Kersaf Entities will pay to Kerzner the sum of Thirty-Two Million Dollars ($32,000,000) by wire transfer of immediately available funds (the "Wire Transfer") pursuant to wire instructions delivered by Kerzner to
Kersaf (c/o David Coutts-Trotter, Peter Bacon and Hendrik Brand) at least five (5)
calendar days prior to the Closing (the "Designated Account"). If the Minimum Year
One Sale Closing Date has not occurred as of December 2, 2002, at the Closing on
December 2, 2002 SIMLA will issue a promissory note in the principal sum of
Thirty-Two Million Dollars ($32,000,000) in the form attached hereto as Exhibit A
(the "Note").

               4.  Releases.  Effective upon the consummation of the Closing, each of the parties
                   --------
to this Settlement Agreement does hereby, and each shall cause each of its respective
Affiliates (collectively, the "Releasors") to, in consideration of the transactions contemplated by this Settlement Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged (the
"Consideration"), forever release and discharge each of the other parties to this
Settlement Agreement and each of their respective Affiliates, and each of their past and present respective directors, officers, employees, consultants, equity holders, advisors, agents, successors and assigns (collectively, the "Releasees") from (a) any and all debts, demands, actions, causes of action, suits, proceedings, agreements, contracts, judgments, damages, expense accounts, reckonings, executions, claims and liabilities whatsoever (including any and all unknown or unanticipated injuries, damages or losses) of every name and nature (except death and personal injury)
whether known or unknown, whether or not well founded in fact or in law, and whether in law or in equity or otherwise, whether direct or consequential, compensatory, exemplary, liquidated or unliquidated, which such Releasor ever had, now has, or which its legal representatives, successors, assigns, heirs, executors or administrators can, shall or may have for or by reason of any matter, cause or anything whatsoever (the "Claims"), for all periods prior to the date of this
Settlement Agreement and (b) all Claims for the period from the date of this
Settlement Agreement through and including the date of the Closing arising out of, relating to or derived from the July 3, 2001 Agreements or the Existing Agreements
(excluding Clause 11 of the Rosegrove Agreement and Clause 23 of the SIIL Agreement);
provided, however, that nothing in this release shall extend to any of the rights,
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obligations or liabilities set forth in (i) the Registration Rights and Governance
Agreement, (ii) the Power of Attorney, (iii) the Stock Power, (iv) the Trade Name and
Trademark Agreement, and (v) Section 5.1(a) of the Omnibus Agreement, together with all defined terms used in the Omnibus Agreement, and Articles VI and VII of the
Omnibus Agreement, each to the extent applicable to Section 5.1(a) of the Omnibus
Agreement, all of which shall continue in full force and effect; provided, further,
                                                                 --------  -------
that this release shall not release any obligations set forth in this Settlement
Agreement.

               5.  Stipulation of Discontinuance with Prejudice.  At the Closing, after Kerzner
                   --------------------------------------------
has received a federal reference number in respect of the Wire Transfer to the
Designated Account or upon execution and delivery of the Note by SIMLA to Kerzner,
Kerzner and the Kersaf Entities, by their counsel, shall execute a Stipulation of
Discontinuance with Prejudice, substantially in the form annexed hereto as Exhibit B, and, within five (5) days thereafter, counsel for Kerzner shall file the executed
Stipulation of Discontinuance with Prejudice with the Court.  Promptly after the
Stipulation of Discontinuance with Prejudice has been "So Ordered" by the Court, counsel for Kerzner shall furnish counsel for the Kersaf Entities with a copy thereof.

               6.  July 3, 2001 Agreements.
                   -----------------------

                    (a) Except as set forth below, the July 3, 2001 Agreements shall continue in full force and effect (as modified by the December 7, 2001 Stipulation entered into between SIHL and RRHL in the action entitled Sun International Hotels Limited v. Royale
Resorts Holdings Limited, Index No. 01/605239, Supreme Court of the State of New York, County
of New York):

                         (i)  Effective upon the consummation of the Closing, Section 5.1(b)
of the Omnibus Agreement (and for the avoidance of doubt, Section 3.6 of the SIIL Agreement and Section 5.2 of the SIMLA Shareholders' Agreement) and Article IV of the Omnibus Agreement
shall be discharged, terminated and of no further force and effect and Kerzner shall have no further rights in the Egypt Project or in receiving any payments under Section 5.1(b) of the
Omnibus Agreement that accrue on or after the Closing.

                         (ii) Effective as of the date hereof:

                              (1) The Registration Rights and Governance Agreement is amended to provide that following the consummation of the Minimum Year One Sale, the Kersaf Entities
agree that they shall have no rights under, and no right to enforce, the provisions of
Section 4.1 of the Registration Rights and Governance Agreement against WLG, Caledonia and
CMS, such that the terms of Section 4.1 can be waived, amended or terminated without any notice to or approval by any of the Kersaf Entities.

                              (2) The Registration Rights and Governance Agreement is amended to provide that Kerzner, Kersaf, WLG, Caledonia, Mangalitsa and CMS agree (1) that as part of the Minimum Year One Sale, WLG shall have the right to register and sell up to five hundred thousand (500,000) Shares (as defined in the Registration Rights and Governance Agreement)
(such shares, the "WLG Tag Shares"), (2) the WLG Tag shares shall have the same rights and be subject to the same obligations as the Caledonia Tag Shares and the CMS Tag Shares (each as defined in the Registration Rights and Governance Agreement); provided, however, that WLG's
                                                              --------  -------
right to include the WLG Tag Shares shall be subject to the priority of each of the Kersaf
Entities, Caledonia and CMS to include the maximum number of Shares proposed by each of them respectively.

                              (3) The Registration Rights and Governance Agreement is amended to provide that the Minimum Year One Sale Date as defined in Section 4.2(a)(i) of the
Registration Rights and Governance Agreement shall be extended until February 28, 2003.

                              (4) Article III of the Omnibus Agreement is hereby discharged, terminated and of no further force and effect.

                              (5) Each of the 9% Note and the Stock Pledge has been
discharged, terminated and of no further force and effect.

                    (b) The parties to this Settlement Agreement agree to and each shall cause its respective Affiliates (to the extent applicable) to enter into any and all amendments to the July 3, 2001 Agreements necessary to give effect to this Settlement
Agreement.

                    (c) The Kersaf Entities agree that the proceeds of the Minimum Year One
Sale (less any brokerage commissions, discounts, allowances or other third party expenses associated with such sale) or any other sale of Shares (as defined in the Registration Rights and Governance Agreement) by any Kersaf Entity shall be used to pay all amounts outstanding under the Note. In furtherance of the foregoing, the Kersaf Entities agree that the underwriting agreement entered into with respect to the Minimum Year One Sale may provide that, to the extent that the Note is outstanding, the proceeds of the Minimum Year One Sale shall be used to pay all amounts outstanding under the Note.

                    (d) Kerzner hereby waives any rights it may have under Section 4.1 of the
Registration Rights and Governance Agreement in respect of the transfer of Shares by the
Kersaf Entities to CMS in connection with a transaction previously described to Kerzner by
Kersaf.

               7.      Properties.
                       ----------

                    (a) Kerzner's Properties.  The Kersaf Entities party to this Settlement
                        --------------------
Agreement warrant that they shall not, and that they shall not permit their respective
Affiliates to advertise, market or in any other way hold themselves out as the creators, developers, owners, managers, promoters or in any other way involved in any of Kerzner's Properties; provided, however, that the Kersaf Entities may disclose
                         --------  -------
their interest as a shareholder in Kerzner (i) as required by any applicable law,
(ii) in any regulatory or other filing with a governmental authority, (iii) in any other factual disclosure of such interest as shareholders or (iv) in any annual or other regular report to shareholders of the Kersaf Entities, in each case that (x) is not used in advertising, marketing or promotion by the Kersaf Entities and (y) does not in any other way suggest that any Kersaf Entity is responsible for or contributed to (in whole or in part) the development or management of any of Kerzner's Properties.

                    (b) Kersaf's Properties.  Kerzner warrants that it shall not, and that
                        -------------------
it shall not permit its respective Affiliates to advertise, market or in any other way hold themselves out as the creators, developers, owners, managers, promoters or in any other way involved in any of Kersaf's Properties; provided, however, it is
                                                  --------  -------
acknowledged that Sol Kerzner was the creator, developer, founder and Chief Executive
Officer of all of Kersaf's Properties prior to 1996, and, not withstanding the foregoing, Kerzner shall be entitled to make any and all references to Sol Kerzner's activities in this regard.

               8.      Confidentiality.
                       ---------------

                    (a) Except to the extent required by law or by any relevant securities exchange or any relevant national or regulatory authority, each of the parties agrees and covenants that it shall not, and that it shall cause its respective Affiliates not to, issue any press release or make any public statements about this Settlement Agreement, the transactions contemplated hereby or the negotiation thereof. In addition, Kerzner, on the one hand, and the Kersaf Entities party to this Settlement Agreement, on the other hand, agree to consult with each other with respect to any press release, circulars or otherwise making any public statements with respect to the Settlement Agreement or the transactions contemplated hereby.

                    (b) All information designated as "Confidential" or "Highly Confidential"
pursuant to the Stipulation and Order Governing the Production and Exchange of Confidential
Material entered into between the parties and "So Ordered" by the Court on July 15, 2002
("Confidentiality Stipulation") that was disclosed or produced by the parties in this Action shall continue to be treated as confidential in accordance with the terms of the
Confidentiality Stipulation and destroyed or returned in accordance with Section 12 of the
Confidentiality Stipulation.

               9.      Representations and Warranties.  Each of Kerzner, Kersaf, WLG, Caledonia,
                       ------------------------------
Manalitsa and CMS represents and warrants on behalf of itself that:

                    (a) It is a corporation or company duly organized and validly existing in good standing under the laws of its jurisdiction of organization or formation.

                    (b) It has taken all necessary corporate or other similar actions to duly approve the execution, delivery and performance of this Settlement Agreement.

                    (c) This Settlement Agreement has been duly executed and delivered by it and constitutes the legal, valid and binding obligations of it, enforceable against it in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or other similar laws now or hereafter in effect relating to or affecting enforcement of creditors' rights generally, or by general principles of equity
(regardless of whether enforcement is considered in a proceeding in equity or at law).

                    (d) The execution, delivery and performance of this Settlement Agreement will not violate any provision of (i) its organization documents, (ii) any law, rule, regulation, order, judgment or award applicable to it or to its properties or (iii) any contract to which it is a party or by which it is bound, which would adversely affect its ability to consummate and perform the transactions contemplated hereby.

                    (e) Except as provided in Section 5 herein, no consent, approval or authorization of, or declaration, filing or registration with, any governmental authority, is required to be made or obtained that has not been obtained or made in connection with the execution, delivery and performance of this Settlement Agreement, and the consummation of the transactions contemplated hereby.

                    (f) The person executing this Settlement Agreement on its behalf is duly and fully authorized to do so.

                    (g) It has read this Settlement Agreement in its entirety and knows the contents thereof, knows that the terms are contractual and not merely recitals, has signed this Settlement Agreement of its own free will, and has obtained advice of legal counsel.

               10.     Entire Agreement; Conflicts.  This Settlement Agreement, together with
                       ---------------------------
all exhibits hereto, constitutes the entire agreement among the parties pertaining to the subject matter of this Settlement Agreement.  No purported variation of this
Settlement Agreement, together with all exhibits hereto, shall be effective unless made in writing between the parties.  If there is any conflict between the provisions of this Settlement Agreement and the July 3, 2001 Agreements, the provisions of this
Settlement Agreement shall prevail.

               11.     Expenses.  The parties shall pay their own fees and expenses, including their
                       --------
own attorneys' fees, incurred in connection with this Settlement Agreement and any transaction contemplated hereby.

               12.     Remedies to be Cumulative.
                       -------------------------

                    (a) No remedy conferred by any of the provisions of this Settlement
Agreement is intended to be exclusive of any other remedy available at law, in equity, by statute or otherwise. Each and every other remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law, in equity, by statute or otherwise. The election by any party to pursue one or more of such remedies shall not constitute a waiver by such party of the right to pursue any other available remedy.

                    (b) CMS shall not be liable jointly or severally with the Kersaf Entities for any breaches of this Settlement Agreement by the Kersaf Entities.

               13.     Waivers.  A party's failure to insist on strict performance of any
                       -------
provision of this Settlement Agreement shall not be deemed to be a waiver thereof or of any right or remedy for breach of a like or different nature.  Subject as aforesaid, no waiver shall be effective unless specifically made in writing and signed by a duly authorized officer of the party granting such waiver.

               14.     Further Assurances.  After the execution and delivery of this Settlement
                       ------------------
Agreement, the parties shall, and shall cause each of their respective Affiliates to, take such actions and execute and deliver to any of the other parties such further agreements as any of the parties may reasonably request to carry out, evidence and confirm the transactions contemplated by this Agreement.

               15.     Successors and Assigns.  The provisions of this Settlement Agreement
                       ----------------------
shall be binding upon and inure to the benefit of the parties hereto and their respective successors.  Except as expressly provided herein, no party may assign, delegate or otherwise transfer any of its rights or obligations under this Settlement Agreement.

               16.     Choice of Law; Submission to Jurisdiction and Address for Service.  This
                       -----------------------------------------------------------------
Settlement Agreement shall be governed by and interpreted in accordance with New York law.  The parties hereby irrevocably submit to the non-exclusive jurisdiction of the
Supreme Court of the State of New York, County of New York, and this Settlement
Agreement may be enforced in any court of competent jurisdiction.  Each party shall at all times maintain an agent for service of process in New York and:

                    (a) Kerzner hereby irrevocably authorizes and appoints Paul, Weiss,
Rifkind, Wharton & Garrison (or such other person resident in New York, as such party may as regards itself by notice to all other parties substitute) to accept service of all legal process arising out of or connected with this Settlement Agreement and service on Paul,
Weiss, Rifkind, Wharton & Garrison (or such substitute) shall be deemed to be service on the party concerned.

                    (b) Each of Kersaf, RRHL and SIMLA hereby irrevocably authorizes and appoints Chadbourne & Parke LLP (or such other person resident in New York, as such party may as regards itself by notice to all other parties substitute) to accept service of all legal process arising out of or connected with this Settlement Agreement and service on Chadbourne
& Parke LLP (or such substitute) shall be deemed to be service on the party concerned.

               17.     Counterparts; Effectiveness.  This Settlement Agreement may be entered
                       ---------------------------
into in any number of counterparts and by the parties to it on separate counterparts, each of which when executed and delivered shall be an original, but all the counterparts shall together constitute one and the same instrument.

               18.     Severability.  If any term or provision of this Settlement Agreement
                       ------------
or the application of any provision hereof to any party hereto or set of circumstances is held invalid or unenforceable, in whole or in part, under any enactment or rule of law, such term or provision or part thereof shall to that extent be deemed not to form a part of this Settlement Agreement but the remainder of this Settlement
Agreement and the application of such provision to the other parties hereto or sets of circumstances shall not be affected, unless the provisions held invalid or unenforceable shall substantially impair the benefits of the remaining portions of this Settlement Agreement.

               IN WITNESS WHEREOF, the parties hereto have caused this Settlement
Agreement to be duly executed by their respective authorized officers and delivered as of the day and year first above written.

                                            KERSAF INVESTMENTS LIMITED

                                            by
                                              ----------------------------------------
                                            Name:
                                            Title

                                            ROYALE RESORTS HOLDINGS LIMITED

                                            by
                                              ----------------------------------------
                                            Name:
                                            Title

                                            SUN INTERNATIONAL MANAGEMENT
                                            LIMITED

                                            by
                                              ----------------------------------------
                                            Name:
                                            Title

                                            KERZNER INTERNATIONAL LIMITED

                                            by
                                              ----------------------------------------
                                            Name:
                                            Title

                                            WORLD LEISURE GROUP LIMITED

                                            by
                                              ----------------------------------------
                                            Name:
                                            Title

                                            CALEDONIA INVESTMENTS PLC

                                            by
                                              ----------------------------------------
                                            Name:
                                            Title

                                            MANGALITSA LIMITED

                                            by
                                              ----------------------------------------
                                            Name:
                                            Title

                                            CEMENT MERCHANTS SA

                                            by
                                              ----------------------------------------
                                            Name:
                                            Title

                                                                               Exhibit A

THIS NOTE HAS NOT BEEN  REGISTERED  UNDER THE UNITED STATES  SECURITIES ACT OF 1933, AS
AMENDED,  OR  ANY  STATE  SECURITIES  LAWS  OR  "BLUE  SKY"  LAWS  (COLLECTIVELY,   THE
"SECURITIES  LAWS"),  AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS
BEEN  REGISTERED  UNDER THE SECURITIES LAWS OR AN EXEMPTION FROM  REGISTRATION  APPLIES
TO SUCH TRANSFER OR DISPOSITION.

                         SUN INTERNATIONAL MANAGEMENT LIMITED

                                    PROMISSORY NOTE

$32,000,000
New York, New York                                               December 2, 2002

               FOR  VALUE  RECEIVED,  the  undersigned,  Sun  International  Management
Limited  (the  "Company"  or the  "Maker"),  promises  to pay to the  order of  KERZNER
                -------            -----
INTERNATIONAL  LIMITED,  a  company  incorporated  under the laws of The  Bahamas  (the
"Payee"),  the principal sum of THIRTY TWO MILLION DOLLARS  ($32,000,000)  and interest
------
on the  outstanding  principal  balance  as set  forth  in this  Promissory  Note  (the
"Note").  Capitalized  terms  used but not  otherwise  defined  herein  shall  have the
------
meaning  ascribed to such terms in that certain  Settlement  Agreement,  dated November
__,  2002 (the  "Settlement  Agreement"),  by and among the Maker and the Payee,  among
                 ---------------------
others.

               1.     Interest Rate; Payment.
                      ----------------------

                      (a)    The  outstanding  principal  balance  of this  Note  shall bear  interest  at a rate of (i) seven  percent  (7%) per annum  during the period from
December  2, 2002 to May 31,  2003 and (ii) ten  percent  (10%) per  annum  during  the period from June 1,  2003 to December 2, 2003,  until  repayment of the  principal  and payment of all  accrued  interest in full.  Interest  shall be computed on the basis of a 365 day year and the actual  number of days elapsed,  and shall be payable  quarterly on the last  day of each  February,  May,  August  and  November,  commencing  February
2003.

                      (b)    The  outstanding  balance  of any  amount  owed under this
Note  which is not paid when due  (including  any  interest  that is not paid when due)
shall bear  interest  at a rate per annum  equal to the sum of (x) the then  applicable rate under  Section  1(a)  hereof plus (y) two  percent  (2%) per annum (the  "Default
                                                                               --------
Interest") with the Default Interest  accruing,  from and including such due date, on a
--------
cumulative basis, compounding quarterly.

                      (c)    The Maker  shall pay to the  Payee  the  entire  principal amount of this Note then  outstanding,  together  with all interest  accrued and unpaid thereon,  no later than the earlier of (i) the Minimum  Year One Sale  Closing Date and
(ii) December 2, 2003 (the  "Maturity  Date").  On the Maturity  Date,  the Maker shall
                             --------------
pay the  applicable  amount of  principal  and  interest in lawful  money of the United
States  of  America  by wire or bank  transfer  of  immediately  available  funds to an account  designated  by the  Payee in  writing  from time to time not less than two (2)
business days prior to any payment date.

                      (d)    Without  limiting the foregoing,  if at any time the Maker or any other Kersaf  Entity shall sell any Shares,  the proceeds of such sale (less any brokerage commissions,  discounts,  allowances or other third party expenses associated with such sale)  shall be paid by the Maker to the Payee and shall be  applied,  first, in respect of any interest  accrued and unpaid  interest on this Note and,  second,  in respect of principal amount of this Note.

                      (e)    The  obligation  of the Maker to make payment  pursuant to this Note shall be construed as a continuing,  absolute,  unconditional and irrevocable obligation of payment and  performance  without  regard to (i) any defense  (other than
indefeasible   payment  or  an   applicable   statute  of   limitations),   set-off  or
counterclaim  that  may at any  time  be  available  to the  Maker  or (ii)  any  other circumstance  whatsoever,  whether  or  not  similar  to any  of  the  foregoing,  that constitutes,  or might be construed to constitute,  an equitable or legal  discharge of
Maker, in bankruptcy or in any other instance.

               2.     Prepayment.
                      ----------

                      (a)    Mandatory Prepayment.
                             --------------------

                                (i)  Upon the  occurrence  of an Event of Default  under
Section 3(c) or (d), the  outstanding  principal of and all accrued and unpaid interest on this  Note  shall  automatically  be  accelerated  and  shall  automatically  become immediately  due and payable,  without  presentment,  demand,  protest or notice of any kind,  all of  which  are  expressly  waived  by the  Maker,  notwithstanding  anything contained herein to the contrary.

                                (ii)  The Payee shall, at its sole option, have the
right to require the Maker to pay the outstanding principal of and all accrued and unpaid interest on this Note upon the occurrence and continuation of any of the following events:  (A)  an Event of Default under Section 3(a), (b), (e), (f) or (g),
(B) the closing by the Company of any sale or other disposition of all or substantially all of its assets (other than the Shares (as defined in the
Registration Rights and Governance Agreement dated the date hereof (as amended, the
"Governance Agreement"), by and among the Maker and the Payee, among others), whether
---------------------
in one transaction or in a series of transactions, (C)  the closing by the Company of any consolidation or merger into another entity as a result of which the equity holders of the Maker or their Affiliates immediately prior to such transaction do not beneficially own at least 50% of all equity interest in the surviving corporation, or
(D) any event that constitutes a Change of Control (as defined below) of the Company, in one transaction or in a series of transactions.  No later than fifteen (15)
business days prior to the occurrence of an event set forth in clauses (A), (B), (C)
or (D) above, the Company shall give written notice of such event to the Payee.
"Change of Control" means any "person" or "group" (as such terms are used for purposes
------------------
of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange
                                                                             ---------
Act")), other than any member of the Kersaf Group (as defined in the Governance
---
Agreement) or any other person or group that includes such member, becoming the
"beneficial owner" (as such term is used in Rule 13d-3 of the Exchange Act), directly or indirectly, of more than fifty percent (50%) of the total voting power in the aggregate normally entitled to vote in the election of directors, managers or trustees, as applicable, of the Maker.

                                (iii) Any  mandatory  prepayment  under this Section 3(a)
shall include  payment of reasonable  costs and expenses under Section 5(c)  (including reasonable  attorneys'  fees and expenses)  incurred by the Payee and  associated  with such prepayment, if any.

                      (b)    Optional  Prepayment.  The  Company  shall  have the right
                             --------------------
to prepay this Note,  in whole or in part,  at any time and from time to time upon five
(5) business days' prior written notice to the Payee, without premium or penalty.

               3.     Events of Default.  An "Event of Default" shall occur if:
                      -----------------       ----------------

                      (a)    the Maker shall  default in the  payment of the  principal of this  Note,  when and as the same  shall  become  due and  payable,  whether  on the
Maturity  Date or at a date fixed for  prepayment  or by  acceleration  or otherwise or the Maker  shall  default in the  payment of  interest  on this Note  within  three (3)
business days of the date when due;

                      (b)    the Maker  shall  breach  (other  than any breach  that is
immaterial)  any  covenant  or  agreement   contained  in  this  Note,  the  Settlement
Agreement  or the  Governance  Agreement  and such breach  shall  continue for five (5)
business days after the Maker receives notice of such failure;

                      (c)    an  involuntary   proceeding  shall  be  commenced  or  an
involuntary  petition  shall  be filed in a court  of  competent  jurisdiction  seeking
(i) relief in respect of the Maker or of a substantial  part of the Maker's property or assets,  under  Title 11 of the United  States Code,  as now  constituted  or hereafter amended,  or any other United States or foreign  bankruptcy,  insolvency,  receivership or similar law (any such law, a  "Bankruptcy  Law"),  and such  proceeding  or petition
                                  ---------------
shall not be dismissed  within  sixty (60) days,  (ii) the  appointment  of a receiver, trustee,  custodian,  sequestrator,  conservator or similar  official for a substantial part of the property or assets of the Maker,  (iii) the  entry of an order or decree by a court of competent  jurisdiction  for the winding up or  liquidation of the Maker and the  continuance  of such order or decree  unstayed and in effect for a period of sixty
(60) days;

                      (d)    the Maker shall  (i) voluntarily  commence any  proceeding or file any  petition  seeking  relief  under a  Bankruptcy  Law,  (ii) consent  to the institution  of or the entry of an order for  relief  against  it,  (iii) apply  for or
consent  to  the  appointment  of  a  receiver,   trustee,   custodian,   sequestrator,
conservator  or similar  official for a  substantial  part of the property or assets of the Maker,  (iv) file an answer admitting the material  allegations of a petition filed against it in any such  proceeding,  (v) make a general  assignment  for the benefit of creditors,  (vi) become  unable,  admit in writing its  inability or fail  generally to pay its  debts  as they  become  due or  (vii) take  any  action  for  the  purpose  of effecting any of the foregoing;

                      (e)    one or more  judgments  or orders for the payment of money in excess of five million United States  Dollars  ($5,000,000)  in the aggregate  shall be  rendered  against  the  Maker  and such  judgment(s)  or  order(s)  shall  continue unsatisfied and unstayed for a period of thirty (30) days;

                      (f)    the Maker shall  default in the payment of any  principal, interest or premium with respect to  indebtedness  (excluding  trade payables and other indebtedness  entered  into in the  ordinary  course  of  business)  in  excess of five million United States Dollars  ($5,000,000)  in the aggregate for borrowed money or any obligation  which  is  the  substantive  equivalent  thereof  and  such  default  shall continue  for more than the period of grace,  if any,  or if any such  indebtedness  or obligation shall be declared due and payable prior to the stated maturity thereof; or

                      (g)    any  material  provisions  of this  Note  shall  terminate
(other  than in  accordance  with its  terms) or become  void or  unenforceable  or the
Maker shall so assert in writing.

               4.     Suits for Enforcement.
                      ---------------------

                      (a)    Upon the  occurrence  and  during the  continuance  of any one or more  Events of  Default,  the holder of this Note may  proceed  to protect  and enforce  its  rights  by  suit  in  equity,  action  at  law  or by  other  appropriate proceeding,  whether  for  the  specific  performance  of  any  covenant  or  agreement contained  herein or in aid of the exercise of any power  granted in this Note,  or may proceed  to  enforce  the  payment  of this  Note,  or to  enforce  any other  legal or equitable right it may have as a holder of this Note.

                      (b)    The holder of this Note may  direct  the time,  method and place of conducting any proceeding for any remedy available to itself.

                      (c)    In case of any Event of  Default,  the  Maker  will pay to the Payee the costs and expenses of the Payee in collecting  and  enforcing  this Note, including  without  limitation,  reasonable  fees,  disbursements  and other charges of counsel incurred in connection with any action in which the Payee prevails.

               5.     Gross-up.  If at any  time  any  applicable  law,  regulation  or
                      --------
regulatory  requirement,  or any  governmental  authority,  monetary  agency or central bank  requires the Company to make any deduction or  withholding  from any payment made in respect of any amount  due from the  Company  hereunder,  the amount so due shall be increased to the extent  necessary to ensure that,  after the making of such  deduction or withholding,  the Payee receives,  on the due date for such payment, a net sum equal to the sum which it would have  received  had no such  deduction  or  withholding  been required to be made.

               6.     Notices.   All   notices,   demands   and  other   communications
                      -------
provided  for or  permitted  hereunder  shall  be  made  in  writing  and  shall  be by registered  or  certified  first  class mail,  return  receipt  requested,  telecopier, courier service, overnight mail or personal delivery:

                             (a)  if to the Company:

                                  Clarendon House
                                  Church Street
                                  Hamilton HM DX, Bermuda
                                  Attention:  The Company Secretary
                                  Facsimile:  00-44-1784-6154

                                  and

                                  Kersaf Investments Limited
                                  27 Fredman Drive
                                  Sandown
                                  Sandown 2031
                                  South Africa
                                  Attention:  The Company Secretary
                                  Facsimile:  010-27-11-783-7446

                                  with a copy to:

                                  Chadbourne & Parke LLP
                                  30 Rockefeller Plaza
                                  New York, NY  10112
                                  Attention:  Jerome C. Katz, Esq.
                                  Facsimile:  212-541-5369

                             (b)  if to the Payee:

                                  Kerzner International Limited
                                  P.O. Box N-4777
                                  Nassau, The Bahamas
                                  Attention:  Charles D. Adamo, Esq.
                                  Facsimile:  242-363-4581

                                  with a copy to:

                                  Paul, Weiss, Rifkind, Wharton & Garrison
                                  1285 Avenue of the Americas
                                  New York, New York 10016-6064
                                  Attention:  Kenneth M. Schneider, Esq.
                                  Telecopy:  212-757-3990

               7.     Successors  and  Assigns.  This Note shall  inure to the  benefit
                      ------------------------
of and be binding upon the  successors  and  permitted  assigns of the parties  hereto.
The Maker  shall not assign any of its rights or  obligations  under this Note  without the prior written consent of the Payee.

               8.     Amendment and Waiver.
                      --------------------

                      (a)    No   failure  or  delay  on  the  part  of  the  Payee  in
exercising  any right,  power or remedy  hereunder  shall operate as a waiver  thereof, nor shall any single or partial  exercise of any such right,  power or remedy  preclude any other or further  exercise  thereof or the  exercise of any other  right,  power or remedy.  The remedies  provided for herein are  cumulative and are not exclusive of any remedies  that  may be  available  to the  Maker  or the  Payee at law,  in  equity  or otherwise.

                      (b)    Any  amendment,  supplement or  modification  of or to any provision  of this Note,  any waiver of any  provision  of this Note and any consent to any  departure  by the Maker from the terms of any  provision  of this  Note,  shall be effective
(i) only if it is made or given in  writing  and  signed by the Maker and the holder of this Note and (ii) only in the  specific  instance  and for the  specific  purpose  for which made or given.

               9.     Headings.  The  headings  in this  Note  are for  convenience  of
                      --------
reference only and shall not limit or otherwise affect the meaning hereof.

               10.    GOVERNING  LAW.  THIS NOTE SHALL BE GOVERNED BY AND  CONSTRUED IN
                      --------------
ACCORDANCE  WITH THE LAWS OF THE STATE OF NEW YORK,  WITHOUT REGARD TO THE CONFLICTS OF
LAW PRINCIPLES THEREOF.

               11.    Waiver of Jury  Trial  and  Setoff.  The  Maker and Payee  hereby
                      ----------------------------------
waive  trial by jury in any  litigation  in any court with  respect  to, in  connection with, or arising out of this Note or any instrument or document  delivered  pursuant to this Note,  or the validity,  protection,  interpretation,  collection  or  enforcement thereof.

               12.    Consent to Jurisdiction.  The Maker hereby  irrevocably  consents
                      -----------------------
to the  jurisdiction  of the United States  federal  courts and the courts of the State of New  York  located  in New  York,  New  York,  in  connection  with  any  action  or proceeding  arising  out of or  relating  to this Note or any  document  or  instrument delivered pursuant hereto.

               13.    Severability.  If any  one or more  of the  provisions  contained
                      ------------
herein,  or the application  thereof in any circumstance,  is held invalid,  illegal or
unenforceable   in  any  respect   for  any  reason,   the   validity,   legality   and
enforceability  of any  other  provisions  hereof  shall  not be in any  way  impaired, unless the  provisions  held  invalid,  illegal or  unenforceable  shall  substantially impair the benefits of the remaining provisions hereof.

               14.    Further  Assurances.  The Maker shall execute such  documents and
                      -------------------
perform such further acts  (including,  without  limitation,  obtaining  any  consents, exemptions,  authorizations  or other  actions  by, or giving any notices to, or making any  filings  with,  any  governmental  authority  or  any  other  person)  as  may  be reasonably  required or  appropriate  to carry out or to perform the provisions of this
Note.

                               [Signature page follows]

               IN WITNESS  WHEREOF,  the  undersigned  have caused this Note to be duly
                             executed  and   delivered  as  of  the  date  first  above
                             written.

                             SUN INTERNATIONAL MANAGEMENT LIMITED

                             By: ______________________________________________
                                 Name:
                                 Title:

&

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK
 ...........................................................x
 SUN INTERNATIONAL HOTELS LIMITED                           ::::::::::
                                                            x
                                     Plaintiff,
                                                             Index No. 604963/01
                             v.                              (IAS Part 49)
                                                             (Justice Cahn)
 KERSAF INVESTMENTS LIMITED,
 ROYALE RESORTS HOLDINGS LIMITED and                         STIPULATION OF
 SUN INTERNATIONAL MANAGEMENT LIMITED,                       DISCONTINUANCE
                                                             WITH PREJUDICE
                                                             --------------
                                     Defendants.
 ...........................................................

               IT IS HEREBY STIPULATED AND AGREED by plaintiff and defendants, by their respective undersigned attorneys, that whereas no party hereto is an infant, an incompetent person for whom a committee has been appointed or a conservatee, and no person not a party has an interest in the subject matter of this action, the above-entitled action be, and the same hereby is, discontinued with prejudice, without costs or attorneys' fees to any party.
Dated:..New York, New York
.........November ___, 2002

                                            PAUL, WEISS, RIFKIND, WHARTON & GARRISON

                                            By:_____________________________________
                                                     Daniel J. Beller
                                            1285 Avenue of the Americas
                                            New York, NY  10019
                                            (212) 373-3000

                                            Attorneys for Plaintiff

                                            CHADBOURNE & PARKE LLP

                                            By:_____________________________________
                                                     Jerome C. Katz
                                            30 Rockefeller Plaza
                                            New York, NY  10112
                                            (212) 408-5100

                                            Attorneys for Defendants